Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392

www.rareelementresources.com

NOTICE OF AUDITOR’S REVIEW OF

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

RARE ELEMENT RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED SEPTEMBER 30

 (Expressed in US Dollars)

(Unaudited)

	2010	2009
		(Note 16)

Expenses
Audit and legal	$ 27,961	$ 9,311
Accounting and administrative fees (Note 10)	52,440	38,690
Depreciation	3,065	935
Bank charges	2,092	903
Consulting	3,838	-
Corporate development	19,810	56,958
Foreign exchange (gain)	(17,221)	(7,827)
Investor relations and shareholders’ communication	70,291	72,850
Management fees (Note 10)	36,700	39,003
Office and miscellaneous	19,954	13,090
Project investigation	1,096	-
Rent (Note 10)	2,165	2,048
Share-based payments	448,869	313,566
Transfer and listing fees	8,225	3,425
Travel	21,575	11,211
Total expenses	(700,860)	(554,163)

Other items
Interest income	25,120	8,970
	25,120	8,970

Loss before tax	(675,740)	(545,193)
Income tax	-	-
Net loss	(675,740)	(545,193)

Exchange differences on translation of foreign operations	229,446	118,819
Unrealized gain on available-for-sale marketable securities (Note 9)	30,129	-

Total comprehensive loss for the period	$ (416,165)	$ (426,374)

Loss per share – basic and diluted	$ (0.02)	$ (0.02)

Weighted average number of shares outstanding	32,440,799	27,432,388

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

(Unaudited)

	September 30,	June 30,
	2010	2010
		(Note 16)
Assets
Exploration and evaluation assets (Note 6)	$ 8,943,543	$ 6,115,095
Property, plant and equipment (Note 7)	36,992	40,057
Reclamation bonding (Note 8)	422,283	110,533
Total non-current assets	9,402,818	6,265,685

Prepaid expenses	73,352	71,419
Marketable securities (Note 9)	74,836	-
Accounts receivable	30,118	17,054
Cash and cash equivalents	11,060,969	11,460,476
Total current assets	11,239,275	11,548,949

Total assets	$ 20,642,093	$ 17,814,634

Equity
Share capital (Note 4)	$ 22,157,316	$ 19,003,005
Shares subscribed	114,344	-
Reserves (Note 4)	5,891,042	5,985,207
Deficit	(8,271,346)	(7,595,606)
Total shareholders’ equity	19,891,356	17,392,606

Current Liabilities
Accounts payable and accrued liabilities	723,252	410,005
Due to related parties (Note 10)	27,485	12,023
Total current liabilities	750,737	422,028

Total equity and liabilities	$ 20,642,093	$ 17,814,634

These consolidated financial statements are authorized for issue by the Board of Directors on November 12, 2010.

They are signed on the Company's behalf by:

“Donald E. Ranta”	“Mark T. Brown”
Donald E. Ranta	Mark T. Brown

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED SEPTEMBER 30

 (Expressed in US Dollars)

(Unaudited)

	2010	2009
		(Note 16)
Cash provided by (used in) Operations:
Net loss	$ (675,740)	$ (545,193)
Adjustments to reconcile to net cash flows from operating activities
Depreciation	3,065	935
Share-based payments	448,869	313,566
Interest income accrued	-	(5,369)
	(223,806)	(236,061)
Changes in non-cash working-capital items:
Accounts receivable	(13,064)	(33,956)
Prepaid expenses	(1,933)	(42,232)
Accounts payable and accrued liabilities	(320,844)	31,178
Due to related parties	15,462	33,630
	(544,184)	(247,441)
Investing activities
Exploration and evaluation of assets	(2,204,814)	(284,006)
Purchase of property, plant and equipment	-	(9,745)
Reclamation bonding	(311,750)	(100,000)
	(2,516,564)	(393,751)
Financing activities
Cash received for common shares	2,351,702	4,562,396
Share issue costs	-	(43,654)
Shares subscribed	114,344	-
	2,466,046	4,518,742
Effects of exchange rate changes on behalf of cash held in foreign currencies	195,195	118,819
Increase in cash and cash equivalents	(399,507)	3,996,369
Cash and cash equivalents, beginning of the period	11,460,476	2,334,145
Cash and cash equivalents, end of the period	$ 11,060,969	$ 6,330,514

Cash and cash equivalents consist of:
Cash	$ 11,060,969	$ 5,777,854
GIC Investments	-	552,660
	$ 11,060,969	$ 6,330,514

Supplemental Disclosure with Respect to Cash Flows (Note 12)

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.

CONDENCES CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

 (Expressed in US Dollars)

(Uaudited)

Issued and outstanding:	Number of Shares	Share Capital	Shares subscribed	Reserves
				Warrants	Equity Settled Employee Benefits	Agents Options	Available-for- sale financial assets	Foreign currency transaction	Deficit	Total Equity
Balance as at June 30, 2009 (Note 16)	26,264,736	$7,841,832	$ -	$627,442	$876,046	$ -	$ -	$ -	$ (5,377,562)	$3,967,758
Issued for cash: Private placements (Notes 4b(i,ii))	2,200,000	2,996,863	-	1,948,985	-	-	-	-	-	4,945,848
Short form prospectus (Note 4b(iii))	2,531,501	6,870,511	-	1,453,097	-	-	-	-	-	8,323,608
Exercise of warrants	144,500	188,070	-	(46,460)	-	-	-	-	-	141,610
Exercise of options	482,000	523,991	-	-	(233,797)	-	-	-	-	290,194
Shares issued on property acquisition’s (Note 4b(iv))	520,000	1,732,438	-	-	-	-	-	-	-	1,732,438
Share issue costs (Note 4b)	-	(1,150,700)	-	-	-	310,988	-	-	-	(839,712)
Share-based payments	-	-	-	-	1,076,452	-	-	-	-	1,076,452
Comprehensive loss for the year	-	-	-	-	-	-	-	(27,546)	(2,218,044)	(2,245,590)
Balance as at June 30, 2010 (Note 16)	32,142,737	19,003,005	-	3,983,064	1,718,701	310,988	-	(27,546)	(7,595,606)	17,392,606
Exercise of warrants (Note 4c)	901,945	2,144,052	-	(416,505)	-	-	-	-	-	1,727,547
Exercise of options (Note 4d)	207,000	187,751	-	-	(75,116)	-	-	-	-	112,635
Exercise of agents’ options (Note 4e)	151,890	822,508	-	-	-	(310,988)	-	-	-	511,520
Share-based payments (Note 4d)	-	-	-	-	448,869	-	-	-	-	448,869
Shares subscribed	-	-	114,344	-	-	-	-	-	-	114,344
Comprehensive loss for the period	-	-	-	-	-	-	30,129	229,446	(675,740)	(416,165)
Balance as at September 30, 2010	33,403,572	$22,157,316	$ 114,344	$3,566,559	$2,092,454	$ -	$ 30,129	$ 201,900	$ (8,271,346)	$19,891,356

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.

CONDENSED CONSOLIDATED SCHEDULE OF EXPLORATION AND EVALUATION ASSETS

 (Expressed in US Dollars)

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2009		June 30, 2010		September 30, 2010
	(Audited)		(Audited)		(Unaudited)
Bear Lodge REE Project
Exploration expenditures:
Assays	$ 29,947	$ 251,038	$ 280,985	$ 144,935	$ 425,920
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	52,166	52,166	3,248	55,414
Drilling	734,672	1,190,955	1,925,627	1,537,358	3,462,985
Engineering consulting	-	131,207	131,207	111,182	242,389
Environmental costs	-	12,503	12,503	5,846	18,349
Geochemistry	-	74,072	74,072	16,000	90,072
Geological consulting	438,759	570,752	1,009,511	234,049	1,243,560
Geophysical	300	-	300	13,200	13,500
Field supplies	-	923	923	16,989	17,912
Land & claims	-	17,111	17,111	80,191	97,302
Metallurgical testing	155,030	306,378	461,408	48,173	509,581
Overhead expenses	13,524	34,531	48,055	27,422	75,477
Permitting	-	11,103	11,103	7,925	19,028
Property holding costs	40,721	-	40,721	-	40,721
Resource estimation	-	47,478	47,478	6,390	53,868
Scoping study	-	-	-	27,231	27,231
Staking	17,949	-	17,949	-	17,949
Survey	34,338	6,187	40,525	6,556	47,081
Travel expenses	24,418	18,114	42,532	20,749	63,281
Wages	99,734	-	99,734	-	99,734
Total expenditures on Bear Lodge REE Project	1,609,496	2,724,518	4,334,014	2,307,444	6,641,458

Sundance Gold Project
Property acquisition costs	-	27,000	27,000	-	27,000
Exploration expenditures:
Assays	-	-	-	63,209	63,209
Camp	-	-	-	620	620
Drilling	-	4,148	4,148	297,360	301,508
Engineering consulting	-	2,050	2,050	10,150	12,200
Environmental costs	-	-	-	688	688
Geochemistry	-	800	800	4,800	5,600
Geological consulting	-	53,253	53,253	99,056	152,309
Geophysical	-	-	-	13,200	13,200
Field supplies	-	1,438	1,438	11,029	12,467
Land & claims	-	3,080	3,080	7,235	10,315
Overhead expenses	-	2,290	2,290	15,466	17,756
Permitting	-	2,654	2,654	-	2,654
Survey	-	-	-	3,142	3,142
Travel expenses	-	-	-	5,805	5,805
Total expenditures on Sundance Gold Project	-	96,713	96,713	531,760	628,473
Subtotal	$ 1,609,496	$ 2,821,231	$ 4,430,727	$ 2,839,204	$ 7,269,931

RARE ELEMENT RESOURCES LTD.

CONDENSED CONSOLIDATED SCHEDULE OF EXPLORATION AND EVALUATION ASSETS

 (Expressed in US Dollars)

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2009		June 30, 2010		September 30, 2010
	(Audited)		(Audited)		(Unaudited)

Subtotal (balance forward)	$ 1,609,496	$ 2,821,231	$ 4,430,727	$ 2,839,204	$ 7,269,931

Eden Lake Property
Property acquisition costs	-	1,007,251	1,007,251	-	1,007,251
Option proceeds	-	(48,070)	(48,070)	(44,707)	(92,777)
Foreign exchange movement	-	-	-	34,101	34,101
Total expenditures on Eden Lake property	-	959,181	959,181	(10,606)	948,575

Nuiklavik Property
Property acquisition costs	-	725,187	725,187	-	725,187
Foreign exchange movement	-	-	-	(150)	(150)
Total expenditures on Nuiklavik property	-	725,187	725,187	(150)	725,037
TOTAL EXPENDITURES	$ 1,609,496	$ 4,505,599	$ 6,115,095	$ 2,828,448	$ 8,943,543

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS

Rare Element Resources Ltd. (“Rare Element” or “the Company”) was incorporated under the laws of the Province of British Columbia on June 3, 1999 and the principal business activity is the exploration of properties. The address of the Company’s registered office is Suite 2610, 1066 West Hastings Street, Vancouver, BC V6E 3X1.   The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending June 30, 2010.  Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with GAAP.

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for early adoption on June 30, 2011, the Company’s first annual reporting date.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

The standards that will be effective or available for voluntary early adoptions in the annual financial statements for the year ending June 30, 2011 are subject to change and may be affected by additional interpretation(s).  Accordingly, the accounting policies for the annual period that are relevant to these condensed consolidated interim financial statements will be determined only when the first IFRS financial statements are prepared for the year ending June 30, 2011.

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP.  The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.  They also have been applied in preparing an opening IFRS statement of financial position at July 1, 2009 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (IFRS 1). The impact of the transition from GAAP to IFRS is explained in Note 16.

Basis of presentation and principles of consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its ‘subsidiaries’). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The Company’s subsidiaries are:

%of

ownership

Jurisdiction

Principal activity

Paso Rico Resources Ltd. (“Paso Rico”),

100%

Canada

Holding company

Paso Rico (USA), Inc.

100%

USA

Exploration company

Inter-company balances and transactions, including unrealised income and expenses arising from inter-company transactions, are eliminated in preparing the condensed consolidated interim financial statements.

Foreign currency translation

Items included in the condensed consolidated interim financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The condensed consolidated interim financial statements are presented in US dollars, which are the presentation currency and the functional currency of the Paso Rico (USA), Inc. The functional currency of Rare Element and Paso Rico is the Canadian Dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are expressed in US dollars using closing rates at the date of financial position. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized directly into equity and transferred to the foreign currency transactions reserve. Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Exploration and evaluation

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims.  Such costs include, but not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalised within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditure is monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Property, plant and equipment

Property, plant and equipment (“PPE”) are carried at cost and are depreciated annually on a declining-balance basis at the following rates: computer equipment at 55% and geological equipment at 30% (one-half of the rate is taken in the year of acquisition and disposition).

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

The Company compares the carrying value of PPE to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statement of comprehensive loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss .

Other financial liabilities: This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.  Provided that the instruments are readily convertible at the statement of financial position date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents.

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.  For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Share Capital

Common shares are classified as equity.  Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Share-based payments transaction

The share option plan allows the Company’s employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.  The following specific recognition criteria must also be met before revenue is recognized:

Interest income

Revenue is recognized as interest accrues (using the effective interest rate that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

Significant accounting judgments and estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated interim financial statements, and may require accounting adjustments based on future occurrences.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•

the recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;

•

the carrying value of the investment and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•

the inputs used in accounting for share purchase option expense in the condensed consolidated interim statement of comprehensive loss;

•

the provision for income taxes which is included in the condensed consolidation interim statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at September 30, 2010;

•

the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the condensed consolidated interim statement of financial position; and

•

the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statement of financial position.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2010 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

•

IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011; and

•

IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013.

3.

GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in one business activity, mineral exploration.  The two key geographical segments are Canada and United States.  The Company has no discontinued operations.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at September 30, 2010
Assets	$ 12,181,896	$ 8,460,197	$ 20,642,093
As at June 30, 2010 (Note 16)
Assets	$ 13,234,796	$ 4,579,838	$ 17,814,634

	Canada	United States	Total
For the quarter ended September 30, 2010
Losses for the period	$ 673,176	$ 2,565	$ 675,740
Capital expenditures	$ -	$ 2,516,564	$ 2,516,564

For the quarter ended September 30, 2009 (Note 16)
Losses for the period	$ 544,923	$ 270	$ 545,193
Capital expenditures	$ -	$ 393,751	$ 393,751

4.

CAPITAL AND RESERVES

a.

Authorized

At September 30, 2010, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

b.

Details of issuances of common shares

i)

  On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. The amount of $401,088 was assigned to the warrants. A total of $17,605 was included in share issue costs.

ii)

  On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. The fair value of $1,052,009 was assigned to the warrants. A total of $27,513 was included in share issue costs.

iii)

  On April 13, 2010, the Company closed the short-form prospectus offering of $8,860,253 CDN. The financing consisted of 2,531,501 units at a price of $3.50 CDN per unit. Each unit consists of one common share and one-half of one transferable share-purchase warrant. Each warrant is exercisable into one common share until April 13, 2012, at a price of $4.75 CDN. The fair value of $1,948,985 was assigned to the warrants.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

 The Company paid $531,615 CDN cash commission and issued 151,890 agents' options exercisable into one agent’s unit at a price of $3.50 CDN per until April 13, 2012. Each agent’s unit consists of one common share and one-half of one transferable share-purchase warrant with the same terms as private placement warrants. The fair value of $310,988 was assigned to the agents’ options based upon the Black-Scholes option pricing model. A total of $794,594 was included in share issue costs.

iv)

  On November 11, 2009, the Company issued 300,000 shares at a fair value of $944,298 on acquisition of Eden Lake property and 20,000 shares as finders’ fees at a fair value of $62,953 on that acquisition. On January 12, 2010, the Company issued 200,000 shares at a fair value of $725,187 on acquisition of Nuiklavik property.

c.

Warrants

 The continuity of warrants for the period ended September 30, 2010 is as follows:

Expiry date	Exercise Price (CDN$)	June 30, 2010	Issued	Exercised	Expired/ cancelled	September 30, 2010
November 27, 2010	1.00	860,000	-	(600,000)	-	260,000
January 24, 2011	2.10	595,500	-	(65,500)	-	530,000
March 21, 2011	4.25	1,000,000	-	(130,500)	-	869,500
April 13, 2012	4.75	1,265,751	75,945	(105,945)	-	1,235,751

		3,721,251	75,945	(901,945)	-	2,895,251

Weighted average exercise price (CDN$)		$ 3.32	$ 4.75	$ 1.99	$ -	$ 3.78

During the period, a total of 901,945 warrants at a price ranging from $1.00 CDN to $4.75 CDN were exercised for proceeds of $1,727,547. A fair value of $416,505 was recognized on these exercised warrants.

The fair value of $290,328 was assigned to the November 27, 2010 warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%.

The amount of $401,088 was assigned to the January 24, 2011 warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.33%, an expected life of 1.5 year, annualized volatility of 132%, and a dividend rate of 0%.

The fair value of $1,052,009 was assigned to the March 21, 2011 warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.28%, an expected life of 1.5 year, annualized volatility of 137%, and a dividend rate of 0%.

The fair value of of $1,948,985 was assigned to the April 13, 2012 warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

risk-free interest rate of 1.90%, an expected life of 2 years, annualized volatility of 125%, and a dividend rate of 0%.

d.

Share purchase option compensation plan

The Company established a 20% fixed stock option plan whereby the board of directors may from time to time grant options up to 5,779,347 common shares to individual eligible directors, officers, employees or consultants.  The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. The Board retains the discretion to impose vesting periods on any options granted.  All options granted to date vest as follows:  20% vest 4 months after date of grant, 20% vest 8 months after the date of grant, 20% vest 12 months after the date of grant, 20% vest 15 months after the date of grant, and the remaining 20% vest 18 months after the date of grant.

The continuity of stock options for the period ended September 30, 2010 is as follows:

Expiry date	Exercise Price (CDN$)	June 30, 2010	Granted	Exercised	Expired/ cancelled	September 30, 2010
April 28, 2011	0.55	100,000	-	-	-	100,000
January 10, 2012	0.55	200,000	-	(100,000)	-	100,000
September 1, 2012	1.00	350,000	-	-	-	350,000
October 12, 2012	1.00	350,000	-	-	-	350,000
October 15, 2012	1.00	25,000	-	-	-	25,000
February 19, 2013	1.15	65,000	-	-	-	65,000
January 27, 2014	0.58	1,226,000	-	(107,000)	-	1,119,000
July 20, 2014	2.09	200,000	-	-	-	200,000
October 2, 2014	4.49	30,000	-	-	-	30,000
April 19, 2015	3.28	190,000	-	-	-	190,000
May 28, 2015	2.71	500,000	-	-	-	500,000
Options outstanding and exercisable		3,236,000	-	(207,000)	-	3,029,000

Weighted average exercise price (CDN$)		$ 1.98	$ -	$ 0.57	$ -	$ 1.35

During the period, a total of 207,000 options at prices ranging from $0.55 CDN to $0.58 CDN were exercised for proceeds of $112,635. A fair value of $75,116 was recognized on these exercised options.

The weighted average assumptions used to estimate the fair value of options for the period ended September 30, 2010 and 2009 were:

	2010	2009
Risk-free interest rate	1.28 – 2.52%	1.27 – 2.03%
Annualized volatility	116-137%	92 - 108%
Expected dividend yield	Nil	Nil
Expected option life in years	0.9 – 4.6 years	1.5 - 5 years

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

e.

Agents’ Options

Agents’ Options outstanding and exercisable (Note 4b (iii)):

Expiry date	Exercise Price (CDN$)	June 30, 2010	Granted	Exercised	Expired/ cancelled	September 30, 2010
April 13, 2012	3.50	151,890	-	151,890	-	-

Weighted average exercise price (CDN$)		$ 3.50	$ -	$3.50	$ -	$ -

Each agent’s unit consists of one common share and one-half of one transferable share-purchase warrant, with each full share-purchase warrant exercisable into one common share until April 13, 2012, at a price of $4.75 CDN.  The fair value of $310,988 was assigned to the agents’ options based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.90%, an expected life of 2 years, annualized volatility of 125%, and a dividend rate of 0%.

During the period, all agents’ options were exercised for proceeds of $511,520. A fair value of $310,988 was recognized on these exercised options.

5.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three month ended September 30, 2010 was based on the loss attributable to common shareholders of $675,740 (2009 – $545,193) and a weighted average number of common shares outstanding of 32,440,799 (2009 – 27,432,388).

Diluted loss per share did not include the effect of 3,029,000 share purchase options (2009 – 2,729,000) and 2,895,251 warrants (2009 – 2,600,000) as they are anti-dilutive.

6.

EXPLORATION AND EVALUATION ASSETS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves.  A summary of current property interests is as follows:

Bear Lodge Property, Wyoming, USA

The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims and one leased state section, together known as the Bear Lodge Property which is the subject of two types of exploration projects:  the rare-earth elements project known as the “Bear Lodge REE Project” and the gold project known as the “Sundance Gold Project”. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold (“Freeport”) by way of a “Mineral

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

Lease and Option for Deed”.  Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns (“NSR”) royalty payable to Freeport. On June 30, 2009, the Company re-purchased the NSR for $50,000.

Sundance Gold Project

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company’s Bear Lodge, Wyoming property (“Venture”). Under the agreement, Newmont had the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration.

On May 12, 2010, Newmont terminated its option and the Company maintains its 100% interest in the mineral potential of the entire property. In addition, 327 contiguous claims wholly-owned by Newmont outside the venture were transferred to the Company. In consideration for transferring its claims, Newmont was granted a right-of-first-refusal on all claims sold or disposed, excluding those containing rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the claims transferred to the Company by Newmont. This agreement honors an arrangement between Newmont and Bronco Creek Exploration Company (“Bronco Creek”) on Newmont’s formerly wholly owned claims; Bronco Creek will continue to receive minor payments and retain a 0.05% NSR royalty, with a cap, on these claims.

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles.  Upon Newmont's withdrawal from the Venture, it transferred 327 of the claims to the Company in May 2010. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

Eden Lake Property, Manitoba, Canada

On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project located in the province of Manitoba, Canada for a payment of 300,000 common shares (Note 4b(iv)). The underlying owner, Strider Resources Limited, retains a 3% NSR with the Company having the right to buy 50% of the NSR at anytime for $1.5 million CDN.

Finders’ fees of 20,000 common shares were issued to two parties for this acquisition. The common shares issued on the acquisition are subject to trading restrictions over an 18-month period.

On February 23, 2010, the Company granted Medallion Resources Ltd. (“Medallion”) an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares (200,000 shares were received), and complete $2,250,000 CDN in property exploration work commitment expenditures over a five-year period. Medallion may buy 50% of the 3% NSR at anytime for $1.5 million CDN.  On October 7, 2010, the Company and Medallion agreed to postpone $50,000 cash payment to no later than the first anniversary of the agreement.  In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

Medallion is the operator of the exploration program during the option period.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

Nuiklavik property, Labrador, Canada

On January 6, 2010, the Company acquired from Altius Minerals Corp. (“Altius”) a 100% interest in 790 mineral claims located in central Labrador, Canada for a payment of 200,000 shares (Note 4b(iv)).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN.

7.

PROPERTY, PLANT AND EQUIPMENT

	Computer	Geological
	equipment	equipment	Total
Cost
Balance as at July 1, 2009	$ 6,300	$ -	$ 6,300
Assets acquired	-	45,085	45,085
Assets disposed	(6,300)	-	(6,300)
Balance as at June 30, 2010	-	45,085	45,085
Assets acquired	-	-	-
Assets disposed	-	-	-
Balance as at September 30, 2010	$ -	$ 45,085	$ 45,085

Accumulated depreciation
Balance as at July 1, 2009	$ 4,428	$ -	$ 4,428
Depreciation for the period	1,872	5,028	6,900
Assets disposed	(6,300)	-	(6,300)
Balance as at June 30, 2010	-	5,028	5,028
Depreciation for the period	-	3,065	3,065
Balance as at September 30, 2010	$ -	$ 8,093	$ 8,093

Carrying amounts
At July 1, 2009	$ 1,872	$ -	$ 1,872
At June 30, 2010	$ -	$ 40,057	$ 40,057
At September 30, 2010	$ -	$ 36,992	$ 36,992

8.

RECLAMATION BONDING

On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed.

In August 2009, an additional $100,000 bond was set up for the benefit of the Company in respect to future reclamation work at the Bear Lodge Property.

In August 2010, the Company increased its reclamation bonding to $420,000 by depositing with Wyoming regulatory authorities an additional $310,000 in the name of Paso Rico (USA).

As of September 30, 2010, an interest of $2,283 was received on these bonds.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

9.

MARKETABLE SECURITIES

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  $30,129 of unrealized gains due to period end revaluation to fair value was recorded as other comprehensive income.  During the three months ended September 30, 2010, the Company determined that $Nil of the unrealized loss recorded in available-for-sale financial assets represented other than temporary loss.

10.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended September 30, 2010

	Short-term employee benefit $	Other long-term benefit	Termination benefits	Share-based payments $(a)	Total $
Donald E. Ranta, Chief Executive Officer (c)	36,700	n/a	(b)	Nil	36,700
Mark T. Brown Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(d)	54,605	n/a	n/a	Nil	54,605

For the three months ended September 30, 2009

	Short-term employee benefit $	Other long-term benefit	Termination benefits	Share-based payments $(a)	Total $
Donald E. Ranta, Chief Executive Officer (c)	39,003	n/a	(b)	Nil	39,003
Mark T. Brown Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(d)	40,738	n/a	n/a	Nil	40,738

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

Under the terms of the management consulting agreement between the Company and Donald E. Ranta, Mr. Ranta is entitled to a payment equal to 3 months remuneration in the event Mr. Ranta is terminated by the Company without notice.

(c)

Mr. Ranta receives a monthly amount of $8,500 and effectively October 1, 2009, a monthly amount of $12,000 as management fees.

(d)

Pacific Opportunity Capital Ltd., a company controlled by the Chief Financial Officer of the

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

Company, charged for rent, accounting and management fees for an accounting and administrative team of five people during fiscal 2010 and 2009 respectively.

Related party assets / liabilities

	Services for	As at September 30, 2010	As at June 30, 2010
Amounts due to:
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$27,485	$ 12,023

Amounts due from:
Nil		-	-

11.

COMMITMENTS AND CONTINGENCIES

Potential environmental contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.  The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended September 30,
	2010	2009
		(Note 16)
Non-cash information
Shares received on optioning mineral property	$ 44,707	$ -
Accrual of obligation for mineral properties	623,634	202,743
Fair value of securities exercised	802,609	117,192
Fair value of warrants issued	-	1,443,541

Other items
Interest received	$ 25,120	$ 8,970

13.

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company’s operations consist of the acquisition and exploration of exploration and evaluation in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

 (i)

Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)

Derivative financial instruments

As at September 30, 2010, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c)

Interest rate risk

The Company’s interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate is very low as the Company has limited short term investments.

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $110,000.

d)

Currency risk

The Company’s property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company’s estimated one-year exploration expenditures by $140,000.

The Company does not invest in derivatives to mitigate these risks.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

14.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through 2011.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$11,060,969	$-	$-	$11,060,969
Marketable securities	74,836	-	-	74,836
	$11,135,805	$-	$-	$11,135,805

15.

SUBSEQUENT EVENTS

Subsequently, 444,000 stock options were exercised for total proceeds of $397,380 CDN and 1,158,393 warrants were exercised for total proceeds of $3,547,492 CDN.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

16.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s first condensed consolidated interim financial statements for the period covered by the first annual condensed consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 have been applied as follows:

•

in preparing the condensed consolidated interim financial statements for the three months ended September 30, 2010;

•

the comparative information for the three months ended September 30, 2009;

•

the statement of financial position as at  June 30, 2010; and

•

the preparation of an opening IFRS statement of financial position on the Transition Date, July 1, 2009.

In preparing the opening IFRS statement of financial position, comparative information for the three months ended September 30, 2009 and the financial statements for the year ended June 30, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP (“CAGAAP”).

An explanation of how the transition from CAGAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  In preparing these financial statements, the Company has elected to apply the following transitional arrangements:

(a)

IFRS 1 - Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009.  There is no adjustment required to the July 1, 2009’s statement of financial position on the Transition Date.

(b)

IFRS 2 – Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

IFRS 2, similar to CAGAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under CAGAAP.  In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under CAGAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended September 30, 2009, the Company would have recorded $313,566 as share-based payment versus $112,670 stock-based compensation under CAGAAP.  As a result, $200,896 would be adjusted in the share-based

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under CAGAAP.  As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

IAS 23 – Borrowing Costs

IAS 23 Borrowing costs has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e)

IAS 16 - Property, plant and equipment

IAS 16 Property, plant and equipment allows for property, plant and equipment to continue carried at cost less depreciation, same as under CAGAAP.

(f)

Reclassification within Equity Section

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, the entire amount of $876,046 relates to “Equity settled employee benefit reserve”.  As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the “Equity settled employee benefit reserve” account.

For comparatives, as at September 30, 2009, the entire $871,524 “contributed surplus” account was reclassified into “Equity settled employee benefit reserve”.  Furthermore, as at June 30, 2010, $1,477,734 “contributed surplus” account was broken down into $1,166,746 “Equity settled employee benefit reserve” and $310,988 “Reserves for agents’ options”.

(g)

Cumulative Translation differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the Transition Date, resulting in no change to the July 1, 2009 financial statements on the Transition Date.

For the three months ended September 30, 2009, the foreign exchange resulting from the consolidation amounted to a gain of $118,819, resulting in increasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

Reconciliation of Assets, Liabilities and Equity

		As at July 1, 2009			As at September 30, 2009			As at June 30, 2010
	Note	Canadian GAAP	Effect of transition of IFRS	IFRS	Canadian GAAP	Effect of transition of IFRS	IFRS	Canadian GAAP	Effect of transition of IFRS	IFRS
ASSETS		$	$	$	$	$	$	$	$	$
Non-current assets
Exploration and evaluation		1,609,496	-	1,609,496	2,096,245	-	2,096,245	6,115,095	-	6,115,095
Property, plant and equipment		1,872	-	1,872	10,682	-	10,682	40,057	-	40,057
Reclamation bond		10,533	-	10,533	110,533	-	110,533	110,533	-	110,533
Total non-current assets		1,621,901	-	1,621,901	2,217,460	-	2,217,460	6,265,685	-	6,265,685

Current assets
Prepaid expenses		27,978	-	27,978	70,210	-	70,210	71,419	-	71,419
Accounts receivable		50,195	-	50,195	89,520	-	89,520	17,054	-	17,054
Cash and cash equivalents		2,334,145	-	2,334,145	6,330,514	-	6,330,514	11,460,476	-	11,460,476
Total current assets		2,412,318	-	2,412,318	6,490,244	-	6,490,244	11,548,949	-	11,548,949

TOTAL ASSETS		4,034,219	-	4,034,219	8,707,704	-	8,707,704	17,814,634	-	17,814,634

EQUITY AND LIABILITIES
Capital and reserves
Share capital		7,841,832	-	7,841,832	11,034,225	-	11,034,225	19,003,005	-	19,003,005
Reserve - Warrants		627,442	-	627,442	2,070,983	-	2,070,983	3,983,064	-	3,983,064
Contributed surplus	16f	876,046	(876,046)	-	871,524	(871,524)	-	1,477,734	(1,477,734)	-
Reserve- Equity settled employee benefits	16b, f	-	876,046	876,046	-	1,072,420	1,072,420	-	1,718,701	1,718,701
Reserve- Agents' options	16f	-	-	-	-	-	-	-	310,988	310,988
Exchange reserve	16g	-	-	-	-	118,819	118,819	-	(27,546)	(27,546)
Accumulated deficit		(5,377,562)	-	(5,377,562)	(5,603,040)	(319,715)	(5,922,755)	(7,071,197)	(524,409)	(7,595,606)
Total equity		3,967,758	-	3,967,758	8,373,692	-	8,373,692	17,392,606	-	17,392,606

Current liabilities
Accounts payable and accrued liabilities		56,692	-	56,692	290,613	-	290,613	410,005	-	410,005
Balance payable to related parties		9,769	-	9,769	43,399	-	43,399	12,023	-	12,023
		66,461	-	66,461	334,012	-	334,012	422,028	-	422,028

TOTAL EQUITY AND LIABILITIES		4,034,219	-	4,034,219	8,707,704	-	8,707,704	17,814,634	-	17,814,634

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

Reconciliation of Loss and Comprehensive Loss

		Three months ended September 30, 2009			Year ended June 30, 2010
	Notes	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
		$	$	$	$	$	$
General and Administrative Expenses
Audit and legal		9,311	-	9,311	107,884	-	107,884
Accounting and administrative fees		38,690	-	38,690	181,691	-	181,691
Depreciation		935	-	935	6,900	-	6,900
Bank charges		903	-	903	5,256	-	5,256
Consulting		-	-	-	38,297	-	38,297
Corporate development		56,958	-	56,958	119,694	-	119,694
Foreign exchange loss (gain)	16g	(126,646)	118,819	(7,827)	56,495	(27,546)	28,949
Investor relations and shareholders’ communication		72,850	-	72,850	262,231	-	262,231
Management fees		39,003	-	39,003	185,936	-	185,936
Office and miscellaneous		13,090	-	13,090	101,556	-	101,556
Rent		2,048	-	2,048	8,528	-	8,528
Share-based payments	16b	112,670	200,896	313,566	524,497	551,955	1,076,452
Transfer and listing fees		3,425	-	3,425	72,263	-	72,263
Travel		11,211	-	11,211	62,570	-	62,570
Total expenses		(234,448)	(319,715)	(554,163)	(1,733,798)	(524,409)	(2,258,207)

Other items
Interest income		8,970	-	8,970	40,163	-	40,163
Loss before tax		(225,478)	(319,715)	(545,193)	(1,693,635)	(524,409)	(2,218,044)
Income tax		-	-	-	-	-	-

Net loss		(225,478)	(319,715)	(545,193)	(1,693,635)	(524,409)	(2,218,044)
Exchange differences on translation of foreign operations		-	118,819	118,819	-	(27,546)	(27,546)
Total comprehensive loss for the period		(225,478)	(200,896)	(426,374)	(1,693,635)	(551,955)	(2,245,590)

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2010

(Expressed in US Dollars)

(Unaudited)

Reconciliation of Cash Flows

		Three months ended September 30, 2009			Year ended June 30, 2010
	Notes	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
Cash provided by (used in) Operations:		$	$	$	$	$	$
Net loss	16b, g	(225,478)	(319,715)	(545,193)	(1,693,635)	(524,409)	(2,218,044)
Adjustments to reconcile to net cash flows from operating activities
Depreciation		935	-	935	6,900	-	6,900
Share-based payments	16b	112,670	200,896	313,566	524,497	551,955	1,076,452
Interest income accrued		(5,369)	-	(5,369)	(1,568)	-	(1,568)
		(117,242)	(118,819)	(236,061)	(1,163,806)	27,546	(1,136,260)
Changes in non-cash working-capital items:
Accounts receivable		(33,956)	-	(33,956)	34,709	-	34,709
Prepaid expenses		(42,232)	-	(42,232)	(43,441)	-	(43,441)
Accounts payable and accrued liabilities		31,178	-	31,178	89,718	-	89,718
Due to related parties		33,630	-	33,630	2,254	-	2,254
		(128,622)	(118,819)	(247,441)	(1,080,566)	27,546	(1,053,020)

Investing activities
Exploration and evaluation of assets		(284,006)	-	(284,006)	(2,557,636)	-	(2,557,636)
Purchase of property, plant and equipment		(9,745)	-	(9,745)	(45,085)	-	(45,085)
Reclamation bonding		(100,000)	-	(100,000)	(100,000)	-	(100,000)
Option payments received			-	-	48,070	-	48,070
		(393,751)	-	(393,751)	(2,654,651)	-	(2,654,651)

Financing activities
Cash received for common shares		4,562,396	-	4,562,396	13,701,260	-	13,701,260
Share issue costs		(43,654)	-	(43,654)	(839,712)	-	(839,712)
		4,518,742	-	4,518,742	12,861,548	-	12,861,548
Effects of exchange rate changes on behalf of cash held in foreign currencies	16g	-	118,819	118,819	-	(27,546)	(27,546)

Increase in cash and cash equivalents		3,996,369	-	3,996,369	9,126,331	-	9,126,331
Cash and cash equivalents, beginning of the period		2,334,145	-	2,334,145	2,334,145	-	2,334,145

Cash and cash equivalents, end of the period		6,330,514	-	6,330,514	11,460,476	-	11,460,476